Dividend approved by the Shareholders’ Meeting of 2013

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that the General Shareholders’ Meeting held today approved an ordinary dividend of two hundred fifty-five pesos (COP$255) per share and an extraordinary dividend of thirty-six pesos (COP$36) per share, for a total dividend of two hundred ninety one pesos (COP$291) per share.

In response to the request of the minority shareholders and with the approval of the Ministry of Finance and Public Credit (representing the Colombian Nation as the majority shareholder), and considering that the 2013 cash flow makes it financially feasible, the shareholders approved a lump sum payment of the total dividend to minority shareholders beginning on April 15, 2013. The total amount to be paid to minority shareholders is
COP$ 1,376,985,704,949.

The ordinary dividend payable to the Colombia Nation will be paid as follows:

Ordinary Dividends to the Nation
	Payment due	COP$
First Installment	Apr-15-2013	1,580,000,000,000
Second Installment	Sep-16-2013	1,580,000,000,000
Third Installment	Oct-16-2013	1,580,000,000,000
Fourth Installment	Nov-14-2013	1,580,000,000,000
Fifth Installment	Dec-6-2013	1,588,000,000,000
Sixth Installment	Between December 13, 2013 and January 15, 2014	1,370,121,148,385
	Total	9,278,121,148,385

Extraordinary Dividend to the Nation
Extraordinary	Between December 16, 2013 and January 31, 2014	1,309,852,397,419

Pursuant to the latest amendment of the current Colombian regulation, the dividend will be paid to shareholders who are registered as holders of shares as of five trading days before the date of the respective payment.

Bogota, March 21, 2013.

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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